Via EDGAR and Federal Express

February 5, 2019

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:                             Midstates Petroleum Company, Inc.
Schedule TO-I
Filed January 14, 2019
File No. 005-86827

Set forth below is the response of Midstates Petroleum Company, Inc. (referred to herein as “we” or the “Company”) to the oral comment made by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 1, 2019, with respect to the Company’s Schedule TO-I, File No. 005-86827, initially filed with the Commission on January 14, 2019 (the “Schedule TO-I”).

For the convenience of the Staff, we have reproduced the Staff’s comment in bold, italicized text and have followed such comment with the Company’s response. In addition, the Company is filing concurrently with this letter Amendment No. 1 to the Schedule TO-I (the “Amended Schedule TO-I”), which include revisions to the Schedule TO-I in response to the Staff’s comment below. All defined terms correspond to the Offer to Purchase unless otherwise specified.

Oral Correspondence dated February 1, 2019

1.                                      Please specify the entities that comprise the “Affiliated Holders” as used throughout the offering document.  Please specify whether the Affiliated Holders will be electing to tender in the offer, or if you are unable to specify, please add additional disclosure regarding the potential increase in the Affiliated Holders ownership percentage in the Company if the Affiliated Holders do not tender in the offering and any portion of the remaining shareholders do tender in the offering.

RESPONSE:

In response to the Staff’s comment, the Company has included additional disclosure in the Amended Schedule TO-I as requested by the Staff.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Matthew Pacey of Kirkland & Ellis LLP at (713) 836-3786, Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647 or Scott C. Weatherholt of Midstates Petroleum Company, Inc. at (918) 947-8550.

Very truly yours,

Midstates Petroleum Company, Inc.

By:	/s/ David J. Sambrooks
Name: David J. Sambrooks
Title: President, Chief Executive Officer and Director

Enclosures

cc:                                Christina E. Chalk (United States Securities and Exchange Commission)

David J. Sambrooks (Midstates Petroleum Company, Inc.)

Scott C. Weatherholt (Midstates Petroleum Company, Inc.)

Jason McGlynn (Midstates Petroleum Company, Inc.)

Matthey Pacey (Kirkland & Ellis LLP)
Michael Rigdon (Kirkland & Ellis LLP)

Brian Breheny (Skadden, Arps, Slate, Meagher & Flom LLP)

Maxim Mayer-Cesiano (Skadden, Arps, Slate, Meagher & Flom LLP)